December 6, 2024

Dustin Olson
Chief Executive Officer
PureCycle Technologies, Inc.
20 North Orange Avenue, Suite 106
Orlando, Florida 32801

       Re: PureCycle Technologies, Inc.
           Registration Statement on Form S-3
           Filed November 20, 2024
           File No. 333-283364
Dear Dustin Olson:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. We note your disclosure that the Selling Stockholders may sell the 50,000 Preferred
       Shares being registered for resale    on the principal trading market
for such securities
       or any other stock exchange, market or trading facility on which the securities are
       traded or in private transactions    and that    [t]hese sales may be at
fixed or negotiated
       prices.    We also note, however, that the Preferred Shares do not
appear to be traded
       on any existing trading market for purposes of Item 501(b)(3) of Regulation S-
       K. Accordingly, please revise to disclose a fixed price at which the Selling
       Stockholders will offer and sell the Preferred Shares for the duration of the offering or until they are listed or quoted on a trading market, or otherwise explain how you will comply with Item 501(b)(3).
 December 6, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Jeremy W. Cleveland, Esq.